Via USPS Certified Mail and Facsimile

April 19, 2011

Anne Nguyen Parker – Branch Chief
Douglas Brown – Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Facsimile: 703-813-6982

Re:	Success Exploration & Resources, Inc.
Amendment No. 2 to Registration Statement on Form S-1 File No. 333-167001
Filed February 28, 2011

Dear Ms. Nguyen Parker and Mr. Brown:

The issuer referred to above and I have received your letter dated March 25, 2011. We have reviewed your comments collectively and have formulated the following responses accordingly.

We have reiterated your comments below, taking care to preserve the form and format of the comment letter as received, except that we have italicized your comments in 10-pt font. Our responses follow each comment and are typed in 12pt except that actual excerpts from the disclosure document may appear in 10pt.

COMMENTS AND RESPONSES

General

1.
Please provide updated disclosure with each amendment. In particular, update the status of the exploration activities you anticipated would begin in the Spring of 2011 and whether you conducted exploration or paid the Province of British Columbia prior to the February 23, 2011 due date in order to maintain your interest in the property.

Response:

Noted. We have updated the disclosure accordingly and Mr. Alexander Long paid the Province of British Columbia on April 1, 2011. He transferred ownership to the company for the sum of $250.00 US to maintain interest until April 1, 2012.

2.
We note your response to our prior comment 2 from our letter dated September 2, 2010 and reissue the comment. Please provide an agent for service that is located within the United States on the cover page of the registration statement where it indicates “(Name including zip code and telephone number, including area code, of agent for service).”

Response:

We have updated the disclosure accordingly.

Success Exploration & Resources, Inc.: File No. 333-167001	Page 1 of 5

3.
We note your disclosure here and on page 38 states “This offering is bifurcated as follows: (1) the Company shall offer for sale 9,626,000 shares of common stock for which any proceeds resulting from sales shall be payable to the Company (the “Primary Offering”).” This disclosure appears to be inconsistent with the disclosure on page two which explains that 1,626,000 shares are being offered for sale by the selling shareholders, and 8,000,000 shares are being offered for sale by the Company. Please revise your disclosures as necessary for this inconsistency.

Response:

We have revised the disclosure to be consistent throughout.

4.	We note your response to our prior comment 7 from our letter dated September 2, 2010. Please include two prospectuses, which could be presented to investors of each type of offering.

Response: With reference to prior comment 7 we opted, to use only 1 prospectus. We revised the disclosure to eliminate any confusion

Cover Page of Prospectus

5.
In the Offering Proceeds table, we note the “(1)” and “(2)” at the end of the “Total Offering Expenses” and “Net Proceeds from Offering” rows, respectively. Please clarify to what information these notations refer.

Response: Notations were made in error and have been removed

Summary Information and Risk Factors, page 5

6.
We note your response to our prior comment 9 from our letter dated September 2, 2010. Please clarify and provide the documents, “Special Meeting BOD_4-28-2010 Claim Purchase.doc,” and “Tenure Detail m map 104m.htm,” referenced in your response dated August 11, 2010.

Response: Enclosed are the documents requested. In addition tenure detail for tenure ID numbers 850457, 850458 and 850459 dated April 1, 2011, also described as Red Rupert #1 and unnamed and Red Rupert #2 respectively. The tenure detail map 104m illustrates the location of the property. The claims were acquired for the sum of $250.00 US. Exploration work with a minimum value of CDN $250 for the property is required before April 1, 2012. If we do not complete this minimum amount of exploration work by this time, we will (on behalf of the claim owner) be required to pay a fee in lieu of exploration work in the amount of CDN$250 to the Province of British Columbia.

Success Exploration & Resources, Inc.: File No. 333-167001	Page 2 of 5

7.
In addition, please modify your disclosure in this section and throughout the filing to clarify the nature of your “interest” in the Red Rupert Mining Claim, the value paid for the claim and any activities. We may have further comments.

Response: We have modified the disclosure accordingly as mentioned in the previous comment

Use of Proceeds, page 16

8.
We note your response to our prior comment 11 from our letter dated September 2, 2010. Please clarify your intended use of the money labeled as general operating capital and the reason the amounts allotted to the general operating capital make up the majority of the use of proceeds given your primary objective of conducting exploration on the Red Rupert Claim. In addition, please indicate whether the language you added in response to our prior comment is anticipated work on the Red Rupert Claim and why the amounts are not included in your discussion of the use of proceeds for the Red Rupert claim.

Response:

We have revised the discussion by including the language appearing in italics below. The discussion in its entirety appears below.

General Operating Capital

If we raise the maximum proceeds possible in this offering we have allocated the sum of $1,582,200 to net general operating capital. If we raise only fifty percent of the maximum, we have allocated the sum of $717,200 to net general operating capital. Because it is difficult to prognosticate how much if any money we might raise in this offering we have included approximate percentages for purposes of allocating how we intend to apply our operating capital over the twelve months subsequent to the offering. The percentages are as follows:

Purchase Claims	35%
Exploration	20%
Drilling Sampling	5%
Geo Physics /Geo Chemistry	5%
Feasibility Studies	15%
Developmental Cost Analysis	5%
Equipment leasing	10%
Travel	5%

We will engage a geologist to provide a further analysis of the property and potential for minerals. Our initial program will be to prospect the property locating all signs of unreported previous work and record the results by global positioning system (GPS) coordinates. After all previous work areas have been accurately located; a geologist can rapidly produce a detailed geological map of the property delineating the favorable areas. Samples will be collected from all exposure of the formation and analyses performed.

Success Exploration & Resources, Inc.: File No. 333-167001	Page 3 of 5

Our capital expenditures will depend on the outcome of geological and engineering testing occurring over this interval. If results provide the basis to continue development and geological studies indicate high probabilities of sufficient production quantities, we will attempt to raise capital to further our mining program, build production infrastructure, and raise additional capital for further land acquisitions. This includes the following activity:

•	Review all available information and studies.
•	Digitize all available factual information.
•	Complete an NI 43-101 Compliant Report with a qualified geologist familiar with mineralization.
•	Determine feasibility and amenability of extracting the minerals via an ISL operation.
•	Create investor communications materials, corporate identity.

If we raise at least $80,000-100,000 in the Primary offering we should be able to meet our expenses and execute our business plan as described herein. If we are unable to raise at least $80,000, we will not be able to execute Phase One of the Red Rupert Claim or stake additional claims as planned. Accordingly, we will be required to obtain additional financing in order to continue our plan of operations beyond the next twelve months.

9.
In addition, we note your reference to “market conditions and the availability of promising prospects or claims” in your general operating capital section. Please explain further what is meant by your statement and provide examples of how market conditions would change the allocation percentages for your general operating capital section.

Response: We have revised the discussion by omitting reference to market conditions.

Exhibit 5.1

10.
We note your response to prior comment 16 from our letter dated September 2, 2010 and reissue it with further clarification. As the shares being resold by the selling stockholders are already outstanding, please obtain a revised opinion that indicates that the shares are validly issued, fully-paid and non-assessable instead of a statement that the shares will be validly issued, fully-paid and non-assessable.

Response: The undersigned counsel has provided a revised legal opinion updating the August 12, 2010 opinion letter to this effect.

Success Exploration & Resources, Inc.: File No. 333-167001	Page 4 of 5

We hope these responses are sufficiently satisfactory. Should you have any additional inquiries or if there is anything else you may require, please contact me directly at the above referenced contact information. Thank you in advance for your prompt attention to this matter.

Kind Regards,

/s/ John E. Dolkart, Jr., Esq.

John E. Dolkart, Jr., Esq.

Success Exploration & Resources, Inc.: File No. 333-167001	Page 5 of 5